No Act
P.E. 12-9-02
1-00267
DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2002

Thomas K. Henderson
Vice President and General Counsel
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766

Act 1934
Section
Rule 14A-8
Public Availability 12/24/2002

Re: Allegheny Energy, Inc.
Incoming letter dated December 9, 2002

Dear Mr. Henderson:

This is in response to your letter dated December 9, 2002 concerning the shareholder proposal submitted to Allegheny Energy by John Chevedden. We also received a letter from the proponent dated December 20, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

02068213

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2703 FAX: (301) 665-2739
thender@alleghenypower.com

THOMAS K. HENDERSON
Vice President and General Counsel

December 9, 2002

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), enclosed please find the following documents, which are submitted to you for filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(1) six (6) copies of the facsimile transmission from John Chevedden (the "Proponent") requesting the Company to include the Proponent's shareholder proposal on "poison pills" (the "Proposal") in the proxy statement with respect to the Company's 2003 stockholders annual meeting (the "Proxy Statement"); and

(2) six (6) copies of this letter, which constitutes the Company's statement of the reasons the Company believes it is proper to omit the Proposal from the Proxy Statement.

The Proposal recommends that so-called "poison pills" be subject to approval by shareholder vote.

The Company hereby notifies the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from the Proxy Statement for the reasons set forth below. The Company respectfully requests the staff (the "Staff") of the Division of

Corporation Finance to advise the Company whether the Staff will recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Statement.

The Company believes that the Proposal may be properly omitted from the Proxy pursuant to Rule 14a-8(d) and 14a-8(i)(3) because the supporting statement includes the addresses of third party websites which effectively incorporate material in excess of the 500-word limit and which may well contain information that is false and misleading and therefore contrary to Rule 14a-9.

Discussion

The Company acknowledges that the Proposal would be includable in the Company's Proxy Statement pursuant to Rule 14a-8 but for the inclusion of the address of a third party website in the supporting statement. The Commission has previously found that references to internet addresses and/or websites are excludable and may be omitted from supporting statements. See, e.g., AMR Corporation (April 3, 2001); The Emerging Germany Fund, Inc., (December 22, 1998); Templeton Dragon Fund, Inc. (June 15, 1998). The inclusion of a website address would allow the Proponent to incorporate additional material into the Proposal that is well in excess of the 500-word limit under Rule 14a-8(d). The reference to a website address is also dangerous given that a website (particularly a third party website) cannot be regulated for content and is constantly subject to change. These websites may well contain information that is, either generally or in the specific context of the Proxy Statement, false and misleading, and the Company would have no way to control or remedy that situation.

The Company would be prepared to include Mr. Chevedden's proposal if it did not contain the third party website address.* However, the supporting statement as submitted by Mr. Chevedden effectively exceeds the 500-word limit and may well be false and misleading, depending on what the third parties may choose to place on their websites. Accordingly, his Proposal can be properly omitted from the Proxy Statement.

---

* If the proposal were included, it would be set forth in the precise wording included in Proponent's submission, with a formatting and graphic presentation used in the balance of the Company's proxy statement.

Conclusion

By copy of this letter to the Proponent, the Company hereby notifies the Proponent, pursuant to Rule 14a-8(d) and 14a-8(i)(3) under the Exchange Act, that the Company intends to omit the Proposal from the Proxy Statement unless the reference to the third party website address is deleted.

Based upon the reasons set forth above, the Company hereby respectfully requests that the Staff confirm to the Company that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's Proxy Statement.

If the Staff disagrees with the Company's position on this matter, or if you have any questions or require any additional information, please contact the undersigned at 301-665-2703. Kindly acknowledge receipt of this letter and the enclosures by stamping the date you receive them on the extra copy of this letter enclosed herewith and returning same to the undersigned in the enclosed self-addressed, stamped envelope.

Very truly yours,

Thomas K. Henderson

TKH:djm

Enc.

cc: John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. Alan Noia
Chairman
Allegheny Energy, Inc. (AYE)
10435 Downsville Pike
Hagerstown, MD 21740
Phone: (301) 790-3400
Fax: (301) 665-2736
Email: webmaster@alleghenypower.com

Dear Mr. Noia,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

It is recommended the company not challenge this established topic proposal with the Securities and Exchange Commission. Securities and Exchange Commission Chairman Harvey L. Pitt, 2001-2002, said "lawyers who represent corporations serve shareholders, not corporate management."

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

11-07-02

cc: Marleen L. Brooks
Corporate Secretary
FX: 301/665-2739
PH: 301/665-2704

3 – Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for:

1) Shareholders to have an increased voting input to our company including a vote on any poison pill at our company.
2) And that our management not be sheltered in their jobs by a poison pill which could prevent the emergence of a more capable management team.

Challenges facing our company include:

1) Our stock price plunged – wiping out $5 billion in shareholder value in 6 months.
2) Our company risks bankruptcy and is attempting to borrow $2 billion from wary bankers.
3) Salomon Smith Barney cut its price target for our stock from $22 to just $5.
4) Our company announced it planned to cut our dividend by 50% to 100%.

Additionally our management is sheltered from shareholder votes by:

1) Three-year terms for directors.
2) Our company can check whether we as shareholders are voting as management recommended and then lobby us to change our vote.

We as shareholders cast a 54%-yes vote on this proposal topic for two consecutive years, 2001 and 2002, based on yes-no votes cast.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. Shareholders believe that our company should follow suit and allow shareholders a vote on this key issue.

Allow Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

The above format includes the emphasis intended.

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Harvey L. Pitt, U.S. Securities and Exchange Commission Chairman, 2001-2002, Washington, D.C., August 12, 2002

2) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 20, 2002
Via Airbill

RECEIVED
2002 DEC 23 PM 3:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Investor Response to Company No Action Request
Poison Pill Topic

Ladies and Gentlemen:

This letter addresses the company December 9, 2002 no action request.

The company claims that a website reference would make the proposal exceed 500-words. The proposal is less than 490-words and thus the website could only impact the word-count by one word. The one-word calculation for website addresses is according to SLB No. 14 which states "[W]e count a website address as one word for purposes of the 500-word limitation …"

The following are precedents with exhibits for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

Occidental Petroleum Corporation (March 8, 2002)

"• revise the phrase that begins 'Pills adversely affect …' and ends '… www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

The Boeing Company (February 7, 2002)

The company asked that the Council of Institutional Investors website be excluded. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

The use of the command-find tool will lead the shareholder to the relevant text in the website.

It is believed that concern regarding the possibility of inappropriate information from a website was intended to refer primarily to non-mainstream information sources unrelated to corporate governance and businesses news sources.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden
Shareholder

cc:
Alan Noia
Chairman

survey. Proponent states that the survey "shows that institutional investors would pay an 18% premium for good corporate governance." However, the article actually states that "international investors, the survey found, are prepared to pay a markup of more than 20% for shares of companies that demonstrate good corporate governance." Though the article does in fact refer to both institutional and international investors, Proponent's characterization of the survey is inaccurate. A copy of the article is attached to this letter as **Exhibit G.**

Fifth, **the Proposal references two web sites**: *www.cii.org* and *www.thecorporatelibrary.com*. The Staff has recently indicated that website addresses are not excludable from shareholder proposals per se, but excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Division of Corporation Finance: Staff Legal Bulletin No. 14* (Jul. 13, 2001). As to both referenced websites in the Proposal, we believe the Staff's prerequisites for exclusion are satisfied. Both websites are filled with material entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists, and links to even more unrelated and irrelevant websites. Moreover, the Proponent's inclusion of these website addresses is simply an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). Indeed, because the websites are constantly changing neither the Company, the Staff, nor any other person can be assured of the truth or accuracy of the information that may be accessed at the sites. Finally, we note that the Staff has recently specifically instructed Mr. Chevedden to delete the reference to *www.cii.org* in a proposal he submitted to the company in *AMR Corp.* (Apr. 3, 2001). The Proponent should do likewise in this case.

In a letter dated December 5, 2001, the Company asked the Proponent to modify or delete the foregoing statements. As of the date of this filing, the Proponent has not provided a revised version of the Proposal. A copy of that letter is attached as **Exhibit H.**

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will

ITEM 9 SHAREHOLDER PROPOSAL ON INDEPENDENT DIRECTORS ON KEY COMMITTEES

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

A shareholder has advised the Company that he intends to present the following resolution at the Annual Meeting. In accordance with the applicable proxy statement regulations, the proposed resolution and supporting statement, for which the Board of Directors and the Company accept no responsibility, are set forth below. Approval of this proposal would require the affirmative vote of a majority of the outstanding shares of Boeing stock present in person or by proxy and entitled to vote at the Annual Meeting.

Shareholder Resolution

RESOLVED:

Boeing shareholders recommend a bylaw provision be adopted that the board (and / or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.

Proponent's Supporting Statement

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website (*www.cii.org*).

In addition to the Council of Institutional Investors many equity analysts and portfolio managers support this topic. Institutional Investors own 62% of Boeing stock. Supporters include institutional investor leaders such as the Teachers Insurance and Annuity Association Retirement Equities Fund (TIAA-CREF) and the California Public Employees Retirement System (CalPERS). Source: TIAA-CREF Policy Statement on Corporate Governance and CalPERS U.S. Corporate Governance Principles, IV. Governance Guidelines, D. Shareholder Rights.

The key board committees are:

- Audit
- Nominating
- Compensation

Also, request that any change on this proposal topic be put to shareholder vote- as a separate proposal and apply to successor companies.

Long-term independent oversight

This proposal is significant because it is believed that under current rules non-independent directors could be nominated to key board committees at almost any time in the future. We believe that the long-term independent oversight of our management is key to addressing the impact of the frequent reports of financial distress at many of Boeing's key airline customers.

Is an expensive law firm a good response to routine shareholder proposals?

We hope that we can be optimistic that our Board will allow this proposal to be submitted for a shareholder vote.

What incentive is there for good corporate governance—highlighted by independent directors on key committees?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance. Source: *Wall Street Journal.*

This proposal is consistent with a key point in the speech by Bradley Davis at the American Society of Corporate Secretaries Technology Seminar, March 2001:

> Growing Focus on Independent Directors: Companies, both public and private, are placing increasing value on the expertise and perspective that independent directors can bring to their boards.

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 18, 2001

The proposal requests that Boeing adopt a bylaw provision that the board "nominate independent directors to key board committees to the fullest extent possible."

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(b).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(i)(6).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(i)(10).

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the statement that begins "In addition to . . ." and ends ". . . support this topic" to provide an accurate citation to a specific source;
- delete the discussion that begins "In recent years . . . " and ends " . . . a fiduciary duty to";

- revise the sentence that begins "A survey by McKinsey . . ." and ends ". . . good corporate governance" to accurately reflect that the 18% premium would be paid by institutional investors in the U.S.; and

- delete the statement that begins "This topic won 45 %. . ." and ends ". . . proxy_season = 2000".

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

March 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 27, 2001

The proposal requests that the board of directors of Occidental adopt a policy relating to poison pills that "includes a shareholder vote prior to adopting any poison pill and also redemption or termination of any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur with your view that Occidental can exclude the proposal under 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the phrase that begins "Pills adversely affect ..." and ends "... www.thecorporatelibrary.com/power" so that it includes the accurate quote from and page reference to the referenced source;
- specifically identify the institutional investors that the proponent refers to in the paragraph headed "Institutional Investor Support for Shareholder Vote" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in the heading and that paragraph;
- specifically identify the institutional investors that the proponent refers to in the two paragraphs following the heading "Institutional Investor Support is High-Caliber Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional support," "institutional investor support" and "institutional investors" in the heading and those two paragraphs;
- provide a citation to a specific source for the sentence, "Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" or delete the sentence;
- provide a citation to a specific source for the sentence, "This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe [BNI] 2001 annual meeting" or delete the sentence and the heading "68% Vote at a Major Company"; and
- delete the phrase "have redeemed poison pills or."

Accordingly, unless the proponent provides Occidental with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Occidental omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lillian K. Cummins

Lillian K. Cummins
Attorney-Advisor

3 – Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for:

1) Shareholders to have an increased voting input to our company including a vote on any poison pill at our company.
2) And that our management not be sheltered in their jobs by a poison pill which could prevent the emergence of a more capable management team.

Challenges facing our company include:

1) Our stock price plunged – wiping out $5 billion in shareholder value in 6 months.
2) Our company risks bankruptcy and is attempting to borrow $2 billion from wary bankers.
3) Salomon Smith Barney cut its price target for our stock from $22 to just $5.
4) Our company announced it planned to cut our dividend by 50% to 100%.

Additionally our management is sheltered from shareholder votes by:

1) Three-year terms for directors.
2) Our company can check whether we as shareholders are voting as management recommended and then lobby us to change our vote.

We as shareholders cast a 54%-yes vote on this proposal topic for two consecutive years, 2001 and 2002, based on yes-no votes cast.

AYE

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. Shareholders believe that our company should follow suit and allow shareholders a vote on this key issue.

Allow Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated December 9, 2002

The proposal requests that the board of directors "redeem any poison pill previously and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Allegheny Energy may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise the reference to www.cii.org to provide a citation to a specific source for the statement referenced. Accordingly, unless the proponent provides Allegheny Energy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Allegheny Energy omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Special Counsel